April 29, 2011

By EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Kevin Woody
Mark Rakip

Re:	Federal Realty Investment Trust (the “Company”)
Form 10-K for Fiscal Year Ended December 31, 2010
Filed February 15, 2011
File No. 1-7533

Ladies and Gentlemen:

This letter responds to your letter dated April 18, 2011, providing comments relating to the Company’s Form 10-K for the fiscal year ended December 31, 2010. In order to facilitate the Staff’s review of this letter, we have restated each of your numbered comments which required a response below and have included the Company’s response underneath each comment.

Form 10-K for the year ended December 31, 2010

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Real Estate, page 35

1.	We note your response to prior comment two. Please include such financial information regarding capitalized external and internal costs associated with development/redevelopment activities, other property improvements, and salaries related to such activities as well as your leasing activities in future periodic filings.

Response:

We will include this information in the discussion of critical accounting policies in future annual filings.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 5. Acquired In-Place Leases, page F-20

2.	We note your response to prior comment five. Please provide additional details regarding your consideration of below market lease renewals and how your policy complies with authoritative accounting literature. Within your response, please tell us how management assesses the likelihood of a tenant exercising a below market renewal option and what percentage or absolute value below market is considered bargain for renewal purposes.

Response:

We noted in our prior response that in assessing the likelihood of a tenant exercising renewal options for acquired below market leases, we consider many factors including the percentage and absolute dollar amount by which the renewal option is below market, the time frame until the option can be exercised, current market conditions, any economic penalty for not exercising the option, and certain lease provisions such as assignment rights.

The primary authoritative literature we apply to our consideration of below market lease renewals is ASC 805 Business Combinations. ASC 805-20-25-1 states the acquirer shall recognize, “identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree.” ASC 805-20-25-2 further clarifies that “the identifiable assets acquired and liabilities assumed must meet the definitions of assets and liabilities in FASB Concepts Statement No. 6, Elements of Financial Statements, at the acquisition date.” Liabilities are defined in Concepts Statement No. 6. as “probable future sacrifices of economic benefits arising from present obligations of a particular entity to transfer assets or provide services to other entities in the future as a result of past transactions or events.” More specifically related to leases, ASC 805-20-25-12 provides “the acquirer shall determine whether the terms of each of an acquiree’s operating leases are favorable or unfavorable compared to market terms of leases…. The acquirer shall recognize an intangible asset if the terms of an operating lease are favorable to market terms and a liability if the terms are unfavorable relative to market terms.”

Accordingly, we record an intangible liability for acquired below market leases. Further, all fixed rate bargain renewal options are included in the computation of the fair value of below market leases. We do not have a single specific dollar amount or percentage that we consider to be a bargain renewal option, but rather review each lease separately and consider the related specific economics and facts as they exist on the acquisition date. The fair value of acquired below market leases is computed as the discounted difference between the contractual and expected market rents including fixed rate bargain renewal options. Additionally, if the fair value of a below market lease includes renewal option periods, we include such periods in the amortization period utilized.

In future filings, we will include disclosure regarding our treatment of fixed rate renewal options in determining the fair value of acquired below market leases.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or require additional information, please do not hesitate to contact me at (301) 998-8166.

Thank you for your consideration in these matters.

Sincerely,

/s/ Andrew P. Blocher
Andrew P. Blocher
Chief Financial Officer
Federal Realty Investment Trust

cc:	Eric M. Green, Pillsbury Winthrop Shaw Pittman LLP

Kirk Rogers, Grant Thornton